NXT ENERGY SOLUTIONS INC

(Formerly Energy Exploration Technologies Inc)
As at and for the year ended December 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 23, 2009. It should be reviewed in conjunction with the audited year end Consolidated Financial Statements for the year ended December 31, 2008.

As used in this MD&A, the terms "we", "us", "our", "NXT" and "company" mean NXT Energy Solutions Inc.

Our reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the company assumes no obligation to update forward-looking statements should circumstances or the company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven company providing wide-area airborne exploration survey services for the oil and gas industry. The company utilizes its proprietary Stress Field Detection ("SFD") survey system to offer its clients a unique survey service that rapidly identifies areas with oil and gas potential. As an airborne survey system, SFD is environmentally non-invasive and unaffected by ground security issues or difficult terrain. Additionally, surveys can generally be conducted year round both onshore and offshore. NXT offers its services world-wide providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

On September 22, 2008 the company changed its name from Energy Exploration Technologies Inc to NXT Energy Solutions Inc. This change was approved by shareholders during the company’s November 29, 2007 Annual General Meeting. The name change was implemented to better reflect our principal activities and now aligns with the NXT trademark. The trading symbol for the TSX-V (SFD.V) remained unchanged as does our trading symbol (EFW) for the Frankfurt exchange. In accordance with regulations, our NASDAQ OTCBB symbol was changed to NSFDF.OB (from the old symbol ENXTF.OB).

Overall Performance

Discussion of business and impact of recent worldwide financial crisis

Since the mid-point of 2008, NXT has been adversely affected by economic conditions caused by the rapid decline in the financial markets, downturn in commodity prices, as well as uncertainty related to proposed increases in the Province of Alberta’s royalty rates. These factors collectively have created a business environment that diminished the demand for our services within the western Canadian sedimentary basin; the basin wherein all of NXT’s revenue had been derived since 2006. In the last half of 2008, several clients and potential clients cancelled SFD survey programs, as contemplated in their business plans, due to these economic conditions. As a consequence, NXT had no revenue in the fourth quarter of 2008 and no SFD survey revenue for the first quarter of 2009.

Despite these disappointments, NXT is in an enviable position. With significant cash reserves we have the financial resources to execute our business plan, expand the management team and pursue targeted international opportunities evident in this challenging market. A key advantage of our position today is that we can build on the commercial and technical successes realized from previous client surveys. These surveys provide invaluable case studies; client endorsements and industry recognition that are required to broaden the market adoption of our services.

Our 2009 objective is to focus on revenue growth through the implementation of new marketing, sales and technical strategies that showcase our past achievements. To meet this objective we are expanding our geological and geophysical technical team and establishing a strong sales and marketing organization. NXT is determined to develop a market brand to evolve from the technology company of the past to become a respected service provider with strong geological and geophysical expertise and an industry leading reputation.

We recently announced the appointment of Mr. Murray Christie as our Chief Operating Officer. Mr. Christie’s career includes over 15 years of geological modeling and geophysical survey experience providing leading edge technology solutions to international and domestic oil and gas clients. He offers a track record of impressive revenue growth derived from launching technologies for the oil and gas sector. Mr. Christie’s previous roles include COO of Geomodeling Technology Corporation and Canadian President of Paradigm, a major international geosciences software and service provider. In addition, we have engaged the services of a senior consulting geologist and geophysicist, Mr. Azer Mustaqeem of Petro-Explorer Consulting, who offers over ten years of advanced geophysical modeling and software experience gained throughout North America. Mr. Mustaqeem holds both a Master of Science in Exploration and Development Geophysics from Stanford University and Master of Science in Applied Geology from Azad Jammu & Kashmir University in Pakistan.

These recent management additions, both with strong geosciences backgrounds, shall continue to be complimented by our Geosciences Advisory Board as announced on June 26, 2008. The board has provided invaluable contributions by assisting in the acceptance and application of the SFD survey system as well as the understanding of the underlying science. We are indeed fortunate for the services of our advisory board consisting of Dr. George Iusco, Prof. Arief Budiman and Mr. Leslie Kende.

Furthermore in 2008, to develop a market focus for our business plan, we began assessing various international market opportunities for our services. These initiatives include attending industry conferences, conducting in-house evaluations of potential international markets, consulting with international agents and drawing upon the vast experience of our Board of Directors and Geosciences Advisory Board.

Particularly, our recent attendance at industry conferences has significantly advanced our business plan development. They provided market intelligence, access to key decision makers and advisors and provided excellent forums to introduce and stimulate dialogue on our SFD technology. Since September 2008 we have attended the OIL & MONEY and the APPEX conferences in London, the VENEZUELAN GEOPHYSICAL CONGRESS in Caracas, the SEG (Society of Exploration Geophysicists) conference in Las Vegas, and the NAPE (formerly "North American Prospect Expo") conference in Houston. NXT was represented at these conferences by key members of management, of the Board of Directors and of the Geosciences Advisory Board.

Throughout this process we have formulated clear criterion to evaluate the market potential for any international region or country. This criterion includes an assessment of budgeted expenditures for frontier exploration, fiscal and geo-political stability, general receptiveness of participating companies to new technologies and the relative competitive advantages of SFD within the region. By applying this criterion we have now completed extensive reviews of potential markets consisting of over 12 regions of the world. Through this process we have ranked regions for their potential and identified Colombia as an initial target market.

As well, we have developed a better understanding of the requirements to overcome industry resistance and enable the adoption of SFD by the oil and gas industry at large. Industry requires detailed comparisons between SFD and other geological and geophysical data. We have initiated a major program to conduct these detailed comparative studies. This program is still in its early stage, however, it has provided valuable presentation material to support our sales initiatives.

In preparation for serving an international client base we have secured an option agreement from Air Partners Corporation, a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. Air Partners is a subsidiary of Morgan Air Services which has been providing aviation services worldwide since 1983. This agreement gives us priority access, on an as needed basis, to multiple Citation 560 series jet aircraft that have been modified to meet our survey requirements. These jets are well suited for international operations as they will provide the additional flying range required as compared to the Piaggio aircraft previously used in our Canadian operations.

These initiatives to develop and execute our business plan have shown early success. We have recently executed a letter of intent to provide U.S. $2.3 million of SFD survey services in Colombia for a Colombian subsidiary of a Canadian oil and gas company. This letter of intent is subject to the execution of the definitive agreements and receiving NXT’s Board approval. In addition, we have engaged in discussions regarding surveys in other locations of the world.

We are encouraged by our early success in identifying qualified international opportunities and will continue to ramp-up our technical sales and operational capacity to pursue both domestic and international opportunities.

Although the recent weakness in our domestic marketplace is unfortunate, we are confident in the future of the company. Client successes from using our technology provide strong assurances of the long term value of our survey system to the oil and gas industry.

Selected Annual Information
	For the year ended December 31,
	2008	2007	2006
Survey revenue	$ 2,944,470	$ 5,608,432	$ 1,206,684
Oil and natural gas revenue	10,592	33,260	41,830
Net comprehensive income (loss)	(1,141,291)	350,431	(4,264,196)
Net income (loss) per share unit; basic	(0.04)	0.01	(0.17)
Net income (loss) per share unit; diluted	(0.04)	0.01	(0.17)
Net cash generated (used) in operating activities	(1,812,796)	3,854,084	(1,128,138)
Cash and short term investments	6,894,170	7,640,962	2,308,015
Total assets	7,600,609	9,142,535	3,433,028
Long term liabilities	53,808	32,140	-

Highlights of 2008

  We completed SFD surveys for two clients earning $2,944,470 of revenue in the year and incurred a net loss of $1,141,291.
  We used $1,812,796 in cash for operating activities in the year.
  $1,499,853 of cash was received as a result of 276,667 options being exercised at an average exercise price of $0.45 and 677,543 warrants being exercised at $2.03 per share.
  Our cash and investments held on account as at the end of the year are $6,894,170; a decrease of $746,792 from the beginning of the year. Working capital ended the year at $6,325,055 as compared with $5,336,353 at the end of last year.
Results of Operations

The company reported a loss of $1,141,291 for the year ended December 31, 2008.

Revenue
	For the year ended December 31,
	2008	2007	2006
SFD survey revenue	$ 2,944,470	$ 5,608,432	$ 1,206,684
Oil & gas revenue	10,592	33,260	41,830
Total revenue	$ 2,955,062	$ 5,641,692	$ 1,248,514

Survey Revenue

The SFD survey revenue for the year ended December 31, 2008 is $2,944,470 and is related to two SFD survey contracts that were completed for existing NXT clients. This compares to 2007 survey revenue of $5,608,432 for five surveys completed for three clients (2006 - $1,206,684 for one contract). NXT believes that the decline in 2008 is a result of downward market conditions that have caused a delay or cancellation of surveys planned by two junior oil and gas clients as they attempted to secure financing or reevaluated their capital programs.

Oil and Natural Gas Revenue

Effective April 1, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta for a net proceeds of $47,400. Following the effective date, the company ceased to hold working interests in any producing wells. The company's interests in oil and gas properties consist of undeveloped land and gross overriding royalty ("Royalty") interests.

Currently, the company holds Royalty interests in two producing wells in Alberta and an entitlement to Royalties on future production on much of the land where we have conducted surveys for clients. We are optimistic on generating additional Royalty income from these surveyed areas as one of our clients is actively pursuing exploration programs on these surveyed areas. There is no certainty Royalties will be earned from these entitlements.

	For the year ended December 31,
	2008	2007	2006
Gross overriding royalty	$ 1,168	$ 4,542	$ 1,266
Oil and natural gas revenue; net of royalty	9,424	28,718	40,564
Revenues; net of royalty expense	$ 10,592	$ 33,260	$ 41,830

Income from Operations

We had an operating loss of $1,114,922 in 2008 (2007 - operating income of $591,464 and 2006 - operating loss of $2,986,393), representing an overall decrease of $1,706,386 in the year.

Expenses
	For the year ended December 31,
	2008	2007	2006
Survey cost	$ 211,237	$ 814,343	$ 164,095
Oil and natural gas operating expenses	3,959	3,753	5,390
Administrative	3,678,803	4,016,662	2,816,002
Depletion and impairment of oil and natural gas properties	4,372	87,291	1,153,576
Amortization and depreciation	171,613	128,179	95,844
	$ 4,069,984	$ 5,050,228	$ 4,234,907

Expenses for the year ended December 31, 2008, 2007 and 2006

  The 2008 survey costs of $211,237 ($814,343 - 2007 and $164,095 - 2006) were for two surveys completed in 2008 (2007 - five surveys and 2006 - one survey). These expenses include nil commissions on sales in 2008 (2007 - $339,545 and 2006 - nil). The commission on sales in 2007 was for a finder's fee obligation that affected a one-year period only and was fulfilled with the issuance of company shares.
  The administrative cost decrease of $337,859 for 2008 to 2007 related mainly to employee bonuses and TSXV sponsorship and listing costs being incurred in 2007 (nil - 2008). Theses were offset somewhat by increased consultant expenses in 2008 that included fees for electronic design and development, investor relations, an executive compensation study, geoscience advisory services and sales and marketing strategy development.
  The 2007 administrative increase of $1,200,660 over 2006 related to the hiring of additional staff, salary reassessments and employee bonuses; upgrades to computer hardware and software; TSX-V sponsorship and listing costs; and the change in auditors necessitating audit costs for outgoing and incoming auditors.
  Effective April 1, 2008 the company sold its working interest in a well at Entice, Alberta and therefore will no longer have depletion of oil and natural gas properties.

  In 2008, the company expanded its office space in its existing building incurring costs to update and furnish the facilities. We also invested in additional equipment required to develop sensors. This has resulted in an increase in amortization and depreciation costs.
Other Expense
	For the year ended December 31,
	2008	2007	2006
Convertible debenture interest:
Accretion of convertible debenture	$ -	$ -	$ 1,144,280
Change in fair market value of conversion feature	-	-	(456,263)
Interest on convertible debenture including registration penalty	-	100,980	602,222
	-	100,980	1,290,239
Gain on sale of properties	(20,325)	-	-
Interest income	(234,007)	(109,374)	(4,411)
Loss (gain) on foreign exchange	(20,242)	249,427	1,882
Other	90,000	-	-
Abandonment	210,943	-	-
Other expense	26,369	241,033	1,287,710

The registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture. Pursuant to this rights agreement the company was obliged to pay a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement. The penalty continued to accrue until the shares became free trading concurrent with the company's TSX Venture Exchange listing on December 3, 2007. For the year ended December 31, 2007, penalties of $343,824 were paid out and the remaining $178,540 in penalty payments were released in the first quarter of 2008.

Interest income was offset by interest expense resulting in $234,007 net income in 2008 as compared to $109,374 net income in 2007 and $4,411 net income in 2006. The year-over-year increase in income is due to increased short term investments generating interest income.

In the third quarter of 2008 the company paid out $90,000 to settle a Statement of Claim that was outstanding since 2002. The plaintive was a past president and director of NXT.

Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined that 8 gross (1.1 net) wells drilled from 2000 through 2004 still require abandonment. Management determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At December 31, 2008 the abandonment expense is estimated to be $28,997 (December 31, 2007 and 2006 - nil). These obligations are estimated to be settled in five years. In addition, the company recorded an obligation of $160,148 in respect to a well drilled in 2000 and abandoned in 2008 for which no previous significant abandonment obligation had been anticipated.

Loss (Gain) on Foreign Exchange

Loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in the period. In 2007 the company held United States dollars in cash and short term investments as well as convertible debenture obligations. In 2008 nearly all cash and investments were converted to Canadian dollars to reduce the impact caused by market volatility.

The equivalent Canadian dollars for a U.S. dollar changed from $0.9928 on January 1, 2008 to $1.218 as at December 31, 2008 resulting in a gain of $20,242 in 2008; the change was from $1.1636 as at January 1, 2007 to $0.9913 as at December 31, 2007 resulting in a 2007 loss of $249,427; the change was from $1.1556 as at January 1, 2006 to $1.1654 as at December 31, 2006 resulting in a loss of $1,882 for 2006.

Summary of Quarterly Results (Unaudited)

	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008
Revenue	$ 6,153	$ 1,193,250	$ 1,749,076	$ 6,583
Net income (loss) from continuing operations	(945,394)	(290,639)	806,619	(711,877)
Basic earnings (loss) per share	(0.04)	(0.01)	0.03	(0.02)
Diluted earnings (loss) per share	(0.04)	(0.01)	$ 0.02	$ (0.02)

	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007
Revenue	$ 2,350,497	$ 507,183	$ 2,772,806	$ 11,206
Net income (loss) from continuing operations	208,308	(642,076)	1,665,080	(880,881)
Basic earnings (loss) per share	0.01	(0.02)	0.06	(0.03)
Diluted earnings (loss) per share	$ 0.01	$ (0.02)	$ 0.05	$ (0.03)

In the fourth quarter 2008, the company recognized $207,457 in stock-based compensation expense.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the company has a significant economic dependency on a few clients. In 2006, we had two clients who accounted equally for 100% of our survey revenue. In 2007, the company's largest client accounted for 81% of its survey revenue and three clients accounted for 100% of survey revenue. For the year ended December 31, 2008 we had survey revenue of $2,944,470 from two existing clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.

In comparing Q4 2008 to Q3 2008; the company recognized nil in survey revenue in Q4 ($1,200,000 in Q3 from one completed survey contract) and recognized $207,457 in stock-based compensation expense ($144,843 - Q3).

In comparing Q3 2008 to Q2 2008; the company recognized $1,200,000 in SFD survey revenue for one completed survey contract in the third quarter ($1,744,470 in Q2) resulting in net income. We settled a Statement of Claim from 2002 for $90,000 wherein the plaintiff was a past president and director. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 actual) wells drilled from 2000 through 2004 that still require abandonment. The asset retirement obligation is based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. The abandonment expense recorded in Q3 2008 is $28,338. In addition, the company recorded an obligation of $160,148 in respect to a well drilled in 2000 and abandoned in 2008 for which no previous abandonment obligation had been anticipated.

In comparing Q2 2008 to Q1 2008; the company recognized $1,744,470 in SFD survey revenue for one completed survey contract in the second quarter (nil in Q1) resulting in net income. We sold our producing well for net proceeds of $47,400 which generated a gain on disposal of $20,325.

In comparing Q1 2008 to Q4 2007; there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys). $1,220,940 of invoiced services was recorded as unearned revenue at March 31, 2008 and was recognized as revenue in Q2 2008 in addition to the final invoice of $523,530 that was billed in Q2 2008.

In comparing Q4 2007 to Q3 2007; revenue of $2,344,812 for the completion of two SFD survey contracts was recognized in the fourth quarter of 2007 (Q3 - $500,000 from one contract) resulting in a net income. Survey costs were correspondingly higher in the fourth quarter ($439,282) than in the third quarter ($27,317). In addition $174,500 in bonuses were paid out in Q4 (Q3 - nil).

In comparing Q3 2007 to Q2 2007; revenue of $500,000 for the completion of one SFD survey contract was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,763,620 from two contracts. The administrative cost increases in the third quarter over the second quarter of $160,600 are due to increases in stock based compensation plus increased accruals in interim audit and review fees. As well, other expenses increased by U.S. $193,234 on unrealized exchange losses on U.S. denominated cash and short term investments that was partially offset by exchange gains related on the accrued U.S. dollar convertible debentures registration penalty.

In comparing Q2 2007 to Q1 2007; revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the balance sheet as unearned revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

Liquidity and Capital Resources

The company's cash position at December 31, 2008 continues to be healthy. Our cash and equivalents and short term investments held on account as of April 23, 2009 is $5,543,978.

With cash and short term investments we forecast having the required cash to operate for up to two years without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the year ended December 31, 2008, 2007 and 2006:

	For the year ended December 31,
	2008	2007	2006
Cash generated (used) in operating activities	$ (1,812,796) $	3,854,084	$ (1,128,138)
Cash generated by financing activities	1,310,630	1,729,759	2,430,664
Cash used in investing activities	(1,340,065)	(4,588,163)	(1,498,118)
Effect of foreign exchange translation	-	-	(74,556)
	$ (1,842,231) $	995,680	$ (270,148)

Operating Activities

  2008 - the $1,812,796 of cash used in operating activities reflects our net loss of $1,141,291 adjusted for $1,022,999 of non-cash additions and a $1,694,504 net decrease in non-cash working capital.
  2007 - the $3,854,084 cash generated in operating activities reflects our net income of $350,431 adjusted for $1,519,599 of non- cash additions and a $1,984,054 net increase in non-cash working capital.
  2006 - the $1,128,138 of cash used in operating activities reflects our net loss of $4,274,103 adjusted for $3,392,989 of non-cash additions and a $247,024 net decrease in non-cash working capital.

Financing Activities

  2008 - we raised $1,499,853 through the exercise of options and warrants and reduced our capital lease by $10,683. We also paid out the final amount of $178,540 in registration penalty against a convertible debenture from 2005.
  2007 - we raised $2,319,433 through the exercise of options and warrants and paid off the note payable of $239,618. We also paid out $343,824 in registration penalty against a convertible debenture from 2005.
  2006 - we raised $2,354,032 net through private placements, $102,310 was provided through the exercise of options and $25,678 was used to reduce the Note Payable.

Investing Activities

  2008 - $1,095,439 was invested in short-term investments, $288,849 in capital assets and $47,400 was generated through the sale of oil and gas properties in the Entice area of Alberta.
  2007 - $4,279,380 was invested in short-term investments, $337,829 in capital assets and $35,000 was generated through the sale of oil and gas properties in the Ladyfern/Drake area of British Columbia.
  2006 - there was no sale of land in 2006; the primary use of cash was for other property and equipment $195,185 and oil and natural gas properties $39,869. $1,263,064 was used for short term investments.

Contractual Commitments
Contractual obligations as of December 31, 2008:
		Payments Due by Period
	Total ($)	Less Than 1 Year	1-3 Years	4-5 Years
Copier/scanner lease-to-own agreement	35,495	7,977	27,518	-
Rent or operating lease	1,423,650	362,170	1,061,480	-

Transactions with Related Parties
		For the year ended December 31,
		2008	2007	2006
Collective wages, fees, bonuses and benefits paid to executive officers
of the Company who were also directors of the Company		$ 231,244	$ 220,121	$ 183,755
Interest expense recognized or paid to related parties and officers		$ -	$ 13,371	$ 16,647

Refer to Consolidated Financial Statements note 8, Preferred Shares, for details on the Technical Transfer Agreement that was executed December 31, 2006 between the company and its CEO, President and board member.

A Director of NXT is also an officer for one of our SFD survey clients. We recorded revenue from this client for the years ended December 31, 2008, 2007 and 2006 of $1,200,000, nil and $600,000 respectively. At December 31, 2006 there was a $300,000 account receivable due from this client that was received in 2007.

The company's board of directors authorized 403,500 options to be issued to directors, officers, employees and contractors of the company. The options were issued with an exercise price ranging from U.S. $1.90 to U.S. $2.80 based on the closing trading price of the company's common shares on the OTCBB for the date of issue. Of these, 294,000 were issued to consultants for services and 109,500 were issued to employees.

110,000 shares were issued to officers and directors pursuant to the exercise of options at a strike price of U.S. $0.14 - $0.43 in the year ended December 31, 2008.

In the year ended December 31, 2008 5,000 shares were issued to the spouse of an officer of the company pursuant to the exercise of warrants at a strike price of U.S. $2.00.

The company recorded a liability of $38,310 to an outgoing officer for services rendered for years prior to 2008. The value of the compensation was based on an evaluation by the Compensation Committee. The company has no further contractual obligations to this individual.

582,787 common shares were issued in 2006 to discharge liabilities accrued as at December 31, 2005 for obligations incurred related to services provided by consultants for corporate strategy and planning services. Of these, 65,534 common shares were issued to an individual who is currently an officer and 400,000 were issued to an individual who is currently a director of the company. In both cases the services were provided prior to these individuals accepting their positions with the company.

Critical Accounting Estimates

The preparation of these consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods. Estimates include allowances for doubtful accounts, valuation of the note receivable, estimated useful lives of assets, provisions for contingent liabilities, and measurement of stock-based compensation, valuation of future tax assets, valuations of convertible debentures and estimates for asset retirement obligations. All estimates and assumptions reflect management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary. Actual results may differ from those estimates.

Changes in the accounting estimates or assumptions could have a significant impact on the reported Consolidated Statement of Income (Loss).

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in our 2007 audited consolidated financial statements.

Income tax accounting

The determination of the company's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Stock-based compensation

The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideraton received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Change in Accounting Policies Including Initial Adoption

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements ”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 was adopted effective January 1, 2008. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 was adopted effective January 1, 2008. The company did not elect to provide the provisions of SFAS No. 159 to any of its financial instruments; consequently, the adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

On January 1, 2007 the company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” . The adoption of Interpretation No. 48 did not have a material impact on the financial statements.

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates.

Recent accounting pronouncements

SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

SFAS No. 161, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. We are currently evaluating the impact that SFAS No. 161 may have on our financial statement disclosures.

In May 2008, FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP. The adoption of this standard is not expected to impact the financial position, results of operation or cash flow of the company.

Risk Factors

Estimates and assumptions

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates include allowances for doubtful accounts, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved.

The estimates and assumptions are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, assets or liabilities.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.

The company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

Related party transactions

We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and its CEO, President and Director wherein the NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD Technology. All related party transactions have the potential for conflicts of interest that may undermine the board's fiduciary responsibility to NXT shareholders.

NXT manages this conflict of interest risk through maintenance of a strong independent board of directors. Four of the five directors are independent. All transactions between officers and or directors of the company are negotiated on behalf of NXT and voted upon by disinterested directors to protect the best interest of shareholders.

Oil and gas price fluctuations

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices. The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to sell properties or execute SFD survey contracts will also decline.

Currency fluctuations

We currently hold our cash in Canadian as well as in U.S. dollars. At December 31, 2008 we are exposed to foreign exchange fluctuation on approximately $13,121 of U.S. dollar cash. Additionally, most of our operating expenses are incurred in Canadian dollars. We do not engage in currency hedging activities.

Interest rate fluctuations

As at December 31, 2008 we had $6,748,105 of our available cash in short term investments that generate interest income that can be adversely affected by any material changes in interest rates.

Management

Our success is currently largely dependent on the performance of our directors and officers. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance we can maintain the services of our directors, officers or other qualified personnel required to operate our business.

Charter aircraft availability

NXT, since the sale of its aircraft in 2003, has relied upon the availability of aircraft from charter operators. Charter operators provide the required aircraft for SFD survey operations on an as required basis for an hourly charter fee. NXT is not required to make a capital investment in a chartered aircraft. The only potential prepayment is the purchase of blocks of aircraft time.

Additional Disclosures

Outstanding share data
		2008	2007	2006
Weighted average shares outstanding
Basic and diluted		30,369,586	31,877,779	25,038,200

Outstanding securities	As at April 1, 2009
Common shares	30,676,796
Preferred shares	10,000,000
Options	2,270,204
Warrants	150,000
Total	43,097,000

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the company to provide reasonable assurance that material information relating to the company is made known to the Responsible Officers by others within the organization, particularly during the period in which the company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2008 an evaluation was carried out under the supervision of, and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the company's disclosure controls and procedures were effective as at December 31, 2008.

During the year ended December 31, 2008 there have been no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

We continue to monitor the following areas that we believe are most susceptible to control weaknesses common to many companies of our size:

  Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern in controls by adding management review procedures of the areas where segregation is an issue; and
  The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the audit committee for quality assurance.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.